FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2009

Commission File Number: 000-30666

NETEASE.COM, INC.

26/F, SP Tower D

Tsinghua Science Park Building 8

No. 1 Zhongguancun East Road, Haidian District

Beijing 100084, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82- N.A.

NETEASE.COM, INC.

Form 6-K

Page
Signature	Page 3

Press Release Regarding Earnings Results for the First Quarter of 2009, dated May 20, 2009	Exhibit 99.1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NETEASE.COM, INC.

By:	/s/ Onward Choi
Name:	Onward Choi
Title:	Acting Chief Financial Officer

Date: May 20, 2009

Exhibit 99.1

Press Release

Contact for Media and Investors:

Brandi Piacente

Investor Relations

brandi@corp.netease.com

Tel: (+1) 212-481-2050

Li Jia

NetEase.com, Inc.

liddyli@corp.netease.com

Tel: (+8610) 8255-8208

NetEase.com Reports First Quarter 2009

Unaudited Financial Results

(Beijing – May 20, 2009) – NetEase.com, Inc. (NASDAQ: NTES), one of China’s leading Internet and online game services providers, today announced its unaudited financial results for the quarter ended March 31, 2009.

William Ding, Chief Executive Officer and Director of NetEase said, “Our online game business continued to perform well during the first quarter as a result of the longevity of our game lifecycles, strong user loyalty among our gamers and robust online communities.”

“Fantasy Westward Journey (“FWJ”) has maintained a steady user base, and we are planning a variety of promotional activities via diversified channels in the upcoming summer season to reinforce the long-standing popularity of FWJ and promote its appeal to new gamers. The performance of Westward Journey Online II (“WWJ2”) is another indicator of our brand’s longevity in the marketplace as the number of online registered users remained steady through the first quarter. Recently introduced promotional activities to enhance game play continue to attract new users and retain existing players, and we plan to continue releasing expansion packs in due course to further enhance this game’s appeal to our users.”

“Diversification of our game product offerings through strategic licensing opportunities is an integral part of our long-term growth plan. Our recent successful execution in this area has resulted in the expansion of our partnership with Blizzard Entertainment® to license World of Warcraft® in mainland China for a term of three years following the re-launch of that game after the expiration of the current license agreement. Adding to our existing licensing agreements for other Blizzard Entertainment games like Warcraft III and StarCraft II and the Battle.net platform, this new licensing achievement positions NetEase with the most popular MMORPG worldwide in addition to our outstanding portfolio of market leading in-house developed games.”

Mr. Ding continued, “While advertisers remained cautious overall during the first quarter as the global economic slowdown continued and as reflected in the decrease in our revenue from advertising services, the Chinese government’s stimulus measures and continually expanding internal consumption power have delivered some initial signs of recovery. To accommodate future market stability and an expected return to online advertising spending growth later this year, we remain on plan to complete several new products and upgrades to our existing channels and add new channels by the end of the first half of 2009 to create more premium ad space for our advertisers.”

“NetEase maintains a very strong balance sheet with ample cash resources to fund our ongoing development of world-class online games and premium online content and our third-party licensing arrangements.” Mr. Ding concluded.

First Quarter 2009 Financial Results

Revenues

Total revenues for the first quarter of 2009 were RMB781.7 million (US$114.4 million), compared to RMB801.7 million (US$117.3 million) and RMB651.9 million (US$95.4 million) for the fourth and first quarters of 2008, respectively.

Revenues from online games were RMB724.0 million (US$106.0 million) for the first quarter of 2009, compared to RMB672.5 million (US$98.4 million) and RMB555.9 million (US$81.4 million) for the fourth and first quarters of 2008, respectively.

Revenues from advertising services were RMB41.0 million (US$6.0 million) for the first quarter of 2009, compared to RMB111.8 million (US$16.4 million) and RMB77.1 million (US$11.3 million) for the fourth and first quarters of 2008, respectively.

Revenues from wireless value-added services and others (“WVAS and others”) were RMB16.6 million (US$2.4 million) for the first quarter of 2009, compared to RMB17.4 million (US$2.6 million) and RMB18.9 million (US$2.8 million) for the fourth and first quarters of 2008, respectively.

Gross Profit

Gross profit for the first quarter of 2009 was RMB641.7 million (US$93.9 million), compared to RMB639.0 million (US$93.5 million) and RMB532.0 million (US$77.9 million) for the fourth and first quarters of 2008, respectively. The slight quarter-over-quarter increase in gross profit was primarily attributable to the continued strong revenue growth from the Company’s flagship games, FWJ and WWJ2 as well as Tianxia II, coupled with cost savings on staff-related costs in the current quarter, which was largely offset by the significant decrease in advertising revenues. The first quarter is normally a low season for the advertising industry in China, especially in 2009 due to the global economic slowdown. Many of the Company’s advertisers delayed or reduced their advertising spending. The reduction in advertising revenues was partly offset by reduced business taxes and content cost. The year-over-year increase in gross profit was primarily attributable to the strong revenue growth from the Company’s flagship games, partially offset by the significant decrease in advertising revenues as explained above.

Gross Profit (Loss) Margin

Gross profit margin for the online game business for the first quarter of 2009 was 90.0%, compared to 88.0% and 90.2% for the fourth and first quarters of 2008, respectively. The quarter-over-quarter increase in gross profit margin was primarily due to cost savings on staff-related costs. The year-over-year gross profit margin remained relatively stable.

Gross loss margin for the advertising business for the first quarter of 2009 was 13.1%, compared to gross profit margin of 51.1% and 45.8% for the fourth and first quarters of 2008, respectively. The quarter-over-quarter and year-over-year decreases in gross profit margin were primarily attributable to significantly reduced advertising revenues in the current quarter as explained above.

Gross loss margin for the WVAS and others business for the first quarter of 2009 was 22.3%, compared to 24.9% and 6.2% for the fourth and first quarters of 2008, respectively. The quarter-over-quarter gross loss margin remained relatively stable. The year-over-year increase in gross loss margin was mainly due to a reduction in revenues from SMS services, partially offset by increased revenues from premium e-mail services.

Operating Expenses

Total operating expenses for the first quarter of 2009 were RMB150.6 million (US$22.0 million), compared to RMB168.5 million (US$24.7 million) and RMB127.6 million (US$18.7 million) for the fourth and first quarters of 2008, respectively. The quarter-over-quarter decrease in selling and marketing expenses was primarily attributable to reduced sales and marketing promotion costs related to games and advertising services, and reduced staff-related costs. The quarter-over-quarter decrease in research and development expenses was primarily due to a reduction in bonus accruals. The foregoing decreases were partially offset by increased general and administration expenses resulting from increased provision for bad debts on overdue accounts receivable balances and increased headcount and game management staff-related costs.

The year-over-year increase in selling and marketing expenses was mainly due to increased temporary staff costs for promoting online games and increased promotional activities related to advertising services in the current quarter. The year-over-year increase in general and administration expenses were mainly caused by increased provision for bad debts and increased headcount. The year-over-year increase in research and development expenses was mainly caused by higher depreciation expense related to additional servers acquired to develop online game and search engine services and increased bandwidth usage and server custody fees, resulting from increased usage by the development teams in online game, advertising and search engine areas.

Net Profit

Net profit for the first quarter of 2009 totaled RMB416.7 million (US$61.0 million), compared to RMB575.9 million (US$84.3 million) and RMB269.4 million (US$39.4 million) for the fourth and first quarters of 2008, respectively. During the current quarter, the Company reported a net foreign exchange loss of RMB47.5 million (US$7.0 million) under Other, net, compared to losses of RMB22.0 million (US$3.2 million) and RMB50.4 million (US$7.4 million) for the fourth and first quarters of 2008, respectively. The quarter-over-quarter increase and year-over-year decrease in foreign exchange loss was mainly related to the translation loss on Euro-denominated bank deposit balances as of March 31, 2009 as the exchange rate of the Euro against the RMB fluctuated over the periods. NetEase reported basic and diluted earnings per American depositary share (“ADS”) of US$0.48 and US$0.47, respectively, for the first quarter of 2009. The Company reported basic and diluted earnings per ADS of US$0.66 and US$0.65 and US$0.32 and US$0.30 for fourth and first quarters of 2008, respectively.

Income Taxes

Effective as of January 1, 2008, the Chinese government adopted a new income tax law which unified the enterprise income tax payable by domestic and foreign-invested enterprises at 25%. For the first three quarters of 2008, the Company followed the applicable accounting standards and adopted the statutory rate of 25% in making tax provisions, except for entities still enjoying unexpired tax holidays. By December 31, 2008, the Company’s applications for High/New Technology Enterprises (“HNTEs”) status by certain of its subsidiaries had been assessed and included in the relevant Chinese government authority’s published list of approved HNTEs, with the over-paid income taxes for the first three quarters of fiscal year 2008 duly refunded. Accordingly, the Company recorded a net tax benefit of RMB79.9 million (US$11.7 million) in the fourth quarter of 2008. For the first quarter of 2009, the Company recorded a net tax provision of RMB61.7 million (US$9.0 million) based on the applicable preferred tax rate of 15% for HNTEs, except for certain subsidiaries still enjoying unexpired tax holidays and at 25% for certain variable interest entities. For the first quarter of 2008, the Company recorded a tax charge of RMB114.8 million (US$16.8 million).

Other Information

As of March 31, 2009, the Company’s cash and time deposits totaled RMB6.0 billion (US$882.6 million), compared to RMB5.6 billion (US$821.5 million) as of December 31, 2008. In addition, the Company had a restricted cash balance of RMB82.0 million (US$12.0 million), representing a security deposit placed with a court in Guangzhou, China in connection with certain arbitration proceedings against the property developer of the office building located in Guangzhou, China, which is occupied by the Company. The Company and Mr. Ding agreed that Mr. Ding would initiate such arbitration due to the property developer’s failure to complete registration for the transfer of title to the property to Mr. Ding who has agreed to on-sell the property to NetEase at cost and the property developer’s mortgaging of the property in contravention of its agreement with Mr. Ding. The arbitration proceedings are currently in the preliminary stage.

Cash flows generated from operating activities totaled RMB567.8 million (US$83.1 million) for the first quarter of 2009, compared to RMB514.0 million (US$75.2 million) and RMB495.0 million (US$72.4 million) for the fourth and first quarters of 2008, respectively.

On September 12, 2008, the Company’s Board authorized a new share repurchase program of up to US$100 million of the Company’s outstanding ADSs for a period not to exceed one year. As of March 31, 2009, the Company had spent in aggregate a total purchase consideration of approximately US$13.1 million (including transaction costs).

**	The United States dollar (US$) amounts disclosed in this press release are presented solely for the convenience of the reader. Translations of amounts from RMB into United States dollars for the convenience of the reader were calculated at the noon buying rate of US$1.00 = RMB6.8329 on March 31, 2009 in The City of New York for the cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on March 31, 2009, or at any other certain date. The percentages stated are calculated based on RMB.

Notes to Unaudited Financial Information

The unaudited financial information disclosed in this press release is preliminary. The audit of the financial statements and related notes to be included in our annual report on Form 20-F for the year ended December 31, 2008 is still in progress. In addition, because an audit of our internal controls over financial reporting in connection with section 404 of the Sarbanes-Oxley Act of 2002 has not yet been completed, we make no representation as to the effectiveness of those internal controls as of the end of fiscal year 2008. Adjustments to the financial statements may be identified when the audit work is completed, which could result in significant differences between our audited financial statements and this preliminary unaudited financial information.

Conference Call

NetEase’s management team will host a conference call at 9:00 p.m. Eastern Time on Wednesday, May 20, 2009 (Beijing/Hong Kong Time: 9:00 a.m., Thursday, May 21, 2009). Chief Executive Officer William Ding and Acting Chief Financial Officer Onward Choi will be on the call to discuss the quarterly results and answer questions.

Interested parties may participate in the conference call by dialing 877-941-2068 (international: 480-629-9712), 10-15 minutes prior to the initiation of the call. A replay of the call will be available by dialing 800-406-7325 (international 303-590-3030), and entering passcode 4063444#. The replay will be available through June 3, 2009.

This call is being webcast live and archived, and will be available for 12 months on NetEase’s corporate web site at http://corp.netease.com, Investor Info: Earnings Call.

About NetEase

NetEase.com, Inc. is a leading China-based Internet technology company that pioneered the development of applications, services and other technologies for the Internet in China. NetEase’s online communities and personalized premium services have established a large and stable user base for the NetEase websites which are operated by its affiliates. In particular, NetEase provides online game services to Internet users through the in-house development or licensing of massively multi-player online role-playing games, including Fantasy Westward Journey, Westward Journey Online II, Westward Journey Online III, Tianxia II and Datang.

NetEase also offers online advertising on its websites which enables advertisers to reach its substantial user base. In addition, NetEase has paid listings on its search engine and web directory and classified advertising services, as well as an online mall, which provides opportunities for e-commerce and traditional businesses to establish their own storefront on the Internet. NetEase also offers wireless value-added services such as news and information content, matchmaking services, music and photos from the Web which are sent over SMS, MMS, WAP, IVR and Color Ring-back Tone technologies.

Other community services which the NetEase websites offer include instant messaging, online personal advertisements, matchmaking, alumni clubs and community forums. NetEase is also the largest provider of free email services in China. Furthermore, the NetEase websites provide various channels of content. NetEase aggregates news content on world events, sports, science and technology, and financial markets, as well as entertainment content such as cartoons, games, astrology and jokes, from over one hundred international and domestic content providers.

* * *

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: the risk that NetEase will not be successful in its product diversification efforts, including its focus on item- and fee-based games and entry into strategic licensing arrangements; the risk that the online game market will not continue to grow or that NetEase will not be able to maintain its leading position in that market, which could occur if, for example, its new online games or expansion packs and other improvements to its existing games do not become as popular as management anticipates; the ability of NetEase to effectively market its games and other services and achieve a positive return on its marketing expenditures; the risk that changes in Chinese government regulation of the online game market may limit future growth of NetEase’s revenue or cause revenue to decline; the risk that NetEase may not be able to continuously develop new and creative online services; the risk that NetEase will not be able to control its expenses in future periods; competition in NetEase’s existing and potential markets; governmental uncertainties (including possible changes in the effective tax rates applicable to NetEase and its subsidiaries and affiliates and the ability of NetEase to receive and maintain approvals of the preferential tax treatments and general competition and price pressures in the marketplace; the risk that the online advertising industry in China will continue to be adversely affected by the recent global economic slowdown or other factors beyond NetEase’s control; the risk that fluctuations in the value of the Renminbi with respect to other currencies could adversely affect NetEase’s business and financial results; and other risks outlined in NetEase’s filings with the Securities and Exchange Commission. NetEase does not undertake any obligation to update this forward-looking information, except as required under applicable law.

NETEASE.COM, INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31, 2008	March 31, 2009	March 31, 2009
	RMB	RMB	USD (Note 1)
Assets

Current assets:
Cash	793,407,922	792,196,789	115,938,590
Time deposits	4,820,000,100	5,238,315,272	766,631,338
Accounts receivable, net	231,030,576	113,017,895	16,540,253
Prepayments and other current assets	104,092,051	137,667,769	20,147,781
Deferred tax assets	25,248,842	42,408,242	6,206,478

Total current assets	5,973,779,491	6,323,605,967	925,464,440

Non-current assets:
Non-current rental deposits	3,443,249	3,773,703	552,284
Property, equipment and software, net	258,787,534	260,052,681	38,058,903
Land use right, net	12,563,485	12,498,836	1,829,214
Prepayment for license right	27,463,600	27,463,600	4,019,318
Deferred tax assets	12,444,636	12,634,293	1,849,038
Restricted cash	—	82,000,000	12,000,761
Other long-term assets	57,411,308	52,937,596	7,747,457

Total non-current assets	372,113,812	451,360,709	66,056,975

Total assets	6,345,893,303	6,774,966,676	991,521,415

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable	119,829,878	100,517,356	14,710,790
Salary and welfare payables	94,922,963	57,406,869	8,401,538
Taxes payable	104,754,356	133,956,900	19,604,692
Deferred revenue	447,725,795	454,772,821	66,556,341
Accrued liabilities	61,815,070	81,424,806	11,916,581

Total current liabilities	829,048,062	828,078,752	121,189,942

Long-term payable:
Other long-term payable	200,000	200,000	29,270

Total long-term payable	200,000	200,000	29,270

Total liabilities	829,248,062	828,278,752	121,219,212

Shareholders’ equity	5,516,645,241	5,946,687,924	870,302,203

Total liabilities and shareholders’ equity	6,345,893,303	6,774,966,676	991,521,415

The accompanying notes are an integral part of this press release.

NETEASE.COM, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Quarter Ended
	March 31, 2008	December 31, 2008	March 31, 2009	March 31, 2009
	RMB	RMB	RMB	USD (Note 1)
Revenues:
Online game services	555,859,907	672,491,424	724,023,597	105,961,392
Advertising services	77,144,002	111,800,172	41,030,255	6,004,808
Wireless value-added services and others	18,919,553	17,424,193	16,640,705	2,435,380

Total revenues	651,923,462	801,715,789	781,694,557	114,401,580
Business taxes	(7,469,810)	(10,509,954)	(5,772,131)	(844,756)

Total net revenues	644,453,652	791,205,835	775,922,426	113,556,824

Total cost of revenues	(112,495,076)	(152,249,013)	(134,228,461)	(19,644,435)

Gross profit	531,958,576	638,956,822	641,693,965	93,912,389

Operating expenses:
Selling and marketing expenses	(38,246,993)	(67,395,203)	(47,510,899)	(6,953,255)
General and administrative expenses	(43,143,442)	(45,760,016)	(52,295,550)	(7,653,493)
Research and development expenses	(46,184,577)	(55,308,137)	(50,789,431)	(7,433,071)

Total operating expenses	(127,575,012)	(168,463,356)	(150,595,880)	(22,039,819)

Operating profit	404,383,564	470,493,466	491,098,085	71,872,570
Other income (expenses):
Investment income	101,650	90,615	102,922	15,063
Interest income	30,873,332	42,787,380	35,560,102	5,204,247
Other, net	(51,178,963)	(17,387,729)	(48,319,337)	(7,071,571)

Net income before tax	384,179,583	495,983,732	478,441,772	70,020,309
Income tax	(114,832,848)	79,850,979	(61,739,147)	(9,035,570)

Net income after tax	269,346,735	575,834,711	416,702,625	60,984,739
Add: Net loss attributable to noncontrolling interest	3,511	19,020	18,217	2,666

Net income attributable to the Company’s shareholders	269,350,246	575,853,731	416,720,842	60,987,405

Earnings per share, basic	0.09	0.18	0.13	0.02

Earnings per ADS, basic	2.22	4.49	3.25	0.48

Earnings per share, diluted	0.08	0.18	0.13	0.02

Earnings per ADS, diluted	2.08	4.46	3.23	0.47

Weighted average number of ordinary shares outstanding, basic	3,028,995,782	3,209,693,009	3,207,759,573	3,207,759,573

Weighted average number of ADS outstanding, basic	121,159,831	128,387,720	128,310,383	128,310,383

Weighted average number of ordinary shares outstanding, diluted	3,233,744,526	3,227,031,848	3,224,599,184	3,224,599,184

Weighted average number of ADS outstanding, diluted	129,349,781	129,081,274	128,983,967	128,983,967

The accompanying notes are an integral part of this press release.

NETEASE.COM, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Quarter Ended
	March 31, 2008	December 31, 2008	March 31, 2009	March 31, 2009
	RMB	RMB	RMB	USD (Note 1)
Cash flows from operating activities:
Net income	269,346,735	575,834,711	416,702,625	60,984,739
Adjustments to reconcile net profit to net cash provided by operating activities:
Depreciation and amortization	24,085,433	21,214,759	21,979,596	3,216,730
Share-based compensation cost	19,282,517	11,712,364	10,814,590	1,582,723
Allowance/(reversal) of provision for doubtful debts	(1,202,665)	1,768,291	6,134,584	897,801
(Gain)/Loss on disposal of property, equipment and software	(53,816)	(192,511)	16,800	2,459
Unrealized exchange losses	50,399,867	21,131,801	47,547,400	6,958,597

Net equity share of losses (gains) from associated companies	386,123	(113,653)	1,051,010	153,816
Others	—	(9,014)	(25)	(4)
Changes in operating assets and liabilities:
Accounts receivable	53,521,635	(14,699,446)	111,878,097	16,373,443
Prepayments and other current assets	(5,467,334)	(37,373,232)	(31,374,284)	(4,591,650)
Deferred tax assets	(6,896,626)	4,597,642	(17,159,400)	(2,511,291)
Deferred tax assets – non-current	(84,913)	6,364,324	(189,657)	(27,756)
Accounts payable	(900,446)	(39,605,453)	(18,372,015)	(2,688,758)
Salary and welfare payables	(17,343,345)	41,161,456	(37,516,094)	(5,490,508)
Taxes payable	68,672,447	(73,972,379)	29,202,544	4,273,814
Deferred revenue	40,579,198	3,858,634	7,047,026	1,031,337
Accrued liabilities	635,974	(7,672,623)	20,021,583	2,930,174

Net cash provided by operating activities	494,960,784	514,005,671	567,784,380	83,095,666

Cash flows from investing activities:
Purchase of property, equipment and software	(15,418,337)	(47,987,508)	(23,031,133)	(3,370,623)
Proceeds from sale of property, equipment and software	56,540	11,603	15,755	2,306
Prepayment for land use right	(822,182)	—	—	—
Prepayment for royalties	—	(13,687,749)	—	—
Investment in an associated company	—	(2,559,525)	—	—
Transfer to restricted cash	—	—	(82,000,000)	(12,000,761)
Net change in time deposits with terms of three months	(252,686,082)	974,552,227	913,788,700	133,733,656
Placement/rollover of matured time deposits	(422,426,062)	(1,817,119,582)	(2,099,024,248)	(307,193,761)
Uplift of matured time deposits	126,035,000	290,674,696	718,163,495	105,103,762
Net change in other assets	(412,578)	(5,682,050)	(634,380)	(92,842)

Net cash used in investing activities	(565,673,701)	(621,797,888)	(572,721,811)	(83,818,263)

Cash flows from financing activities:
Capital contribution from noncontrolling interest	—	23,641	640	94
Proceeds from employees exercising stock options	642,039	1,426,708	2,524,853	369,514
Repurchase of company shares	(76,433,652)	(88,868,640)	—	—

Net cash provided by (used in) financing activities	(75,791,613)	(87,418,291)	2,525,493	369,608

Effect of exchange rate changes on cash held in foreign currencies	(74,851,929)	3,579,775	1,200,805	175,739
Net decrease in cash	(221,356,459)	(191,630,733)	(1,211,133)	(177,250)
Cash, beginning of the quarter	2,482,820,821	985,038,655	793,407,922	116,115,840

Cash, end of the quarter	2,261,464,362	793,407,922	792,196,789	115,938,590

Supplemental disclosures of cash flow information:
Cash paid for income tax, net of tax refund	33,512,049	16,023,949	45,079,890	6,597,475
Supplemental schedule of non-cash investing and financing activities:
Treasury stock cancellation	—	89,293,078	—	—
Fixed asset purchases financed by accounts payable and accrued liabilities	9,716,130	37,302,324	35,955,208	5,262,071

The accompanying notes are an integral part of this press release.

NETEASE.COM, INC.

UNAUDITED SEGMENT INFORMATION

	Quarter Ended
	March 31, 2008	December 31, 2008	March 31, 2009	March 31, 2009
	RMB	RMB	RMB	USD (Note 1)
Revenues:
Online game services	555,859,907	672,491,424	724,023,597	105,961,392
Advertising services	77,144,002	111,800,172	41,030,255	6,004,808
Wireless value-added services and others	18,919,553	17,424,193	16,640,705	2,435,380

Total revenues	651,923,462	801,715,789	781,694,557	114,401,580

Business taxes:
Online game services	(747,630)	(892,846)	(1,456,904)	(213,220)
Advertising services	(6,557,240)	(9,502,935)	(4,161,980)	(609,109)
Wireless value-added services and others	(164,940)	(114,173)	(153,247)	(22,427)

Total business taxes	(7,469,810)	(10,509,954)	(5,772,131)	(844,756)

Net revenues:
Online game services	555,112,277	671,598,578	722,566,693	105,748,172
Advertising services	70,586,762	102,297,237	36,868,275	5,395,699
Wireless value-added services and others	18,754,613	17,310,020	16,487,458	2,412,953

Total net revenues	644,453,652	791,205,835	775,922,426	113,556,824

Cost of revenues:
Online game services	(54,290,222)	(80,640,289)	(72,363,943)	(10,590,517)
Advertising services	(38,290,401)	(49,984,535)	(41,707,441)	(6,103,915)
Wireless value-added services and others	(19,914,453)	(21,624,189)	(20,157,077)	(2,950,003)

Total cost of revenues	(112,495,076)	(152,249,013)	(134,228,461)	(19,644,435)

Gross profit (loss):
Online game services	500,822,055	590,958,289	650,202,750	95,157,655
Advertising services	32,296,361	52,312,702	(4,839,166)	(708,216)
Wireless value-added services and others	(1,159,840)	(4,314,169)	(3,669,619)	(537,050)

Total gross profit	531,958,576	638,956,822	641,693,965	93,912,389

Gross profit (loss) margin:
Online game services	90.2%	88.0%	90.0%	90.0%
Advertising services	45.8%	51.1%	(13.1)%	(13.1)%
Wireless value-added services and others	(6.2)%	(24.9)%	(22.3)%	(22.3)%

The accompanying notes are an integral part of this press release.

NETEASE.COM, INC.

NOTES TO UNAUDITED FINANCIAL INFORMATION

Note 1: The conversion of Renminbi (RMB) into United States dollars (USD) is based on the noon buying rate of USD1.00 = RMB6.8329 on March 31, 2009 in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York.

Note 2: Share-based compensation cost reported in the Company’s unaudited condensed consolidated statements of operations is set out as follows:

	Quarter Ended
	March 31, 2008	December 31, 2008	March 31, 2009	March 31, 2009
	RMB	RMB	RMB	USD (Note 1)
Share-based compensation cost included in:
Cost of revenue	3,147,772	3,294,120	2,871,354	420,225
Operating expenses
- Selling and marketing expenses	2,548,679	1,328,916	952,155	139,349
- General and administrative expenses	7,084,995	3,464,280	3,809,875	557,577
- Research and development expenses	6,501,071	3,625,048	3,181,206	465,572